SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

SBS Broadcasting S.A.

(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

BROADCASTING

FOR IMMEDIATE RELEASE

SBS AGREES TO SELL 33% INTEREST IN POLISH TV BROADCASTER TVN TO ITI FOR $150 MILLION PLUS 666,666 SBS SHARES

Luxembourg, June 3, 2002 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has entered into a heads of agreement to sell its 33% equity stake in TVN Sp.z o.o. ("TVN") to ITI Holdings S.A. ("ITI") for $150 million in cash and 666,666 SBS common shares currently owned by ITI. TVN is a leading Polish television broadcaster in which SBS has been a minority shareholder since July 2000. The transactions are intended to be financed primarily from the proceeds of ITI's planned initial public offering of shares on the Warsaw Stock Exchange, which is currently expected to close in July 2002. The transactions are conditional upon the closing of ITI's initial public offering.

Commenting on the announcement, Michael Finkelstein, Chief Executive Officer of SBS, said, "We have been very satisfied with the operating and financial performance of TVN over the last two years and the station has quickly established itself as one of the most successful commercial television stations in Europe. However, since ITI has now decided to become a public company through its IPO, we have decided that it is in the best interests of both SBS and ITI for ITI to acquire full ownership of TVN. For SBS, the sale of our minority interest in TVN is part of our strategy of focusing on broadcasting assets that we own and operate. These transactions will significantly improve our balance sheet and will put us in a strong position to pursue further strategic opportunities in our core business and to expand our station footprint in Europe."

The heads of agreement provides that upon the completion of ITI's initial public offering, ITI will pay SBS $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay SBS a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay SBS an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. SBS will initially transfer to ITI between approximately 10% and 23% of TVN (depending on the amount of cash initially paid by ITI to SBS), with the remaining TVN shares owned by SBS to be transferred to ITI under the put and call arrangements pro rata based upon ITI's payment of amounts owed to SBS at the time of the transfer. ITI will also transfer to SBS the 666,666 SBS common shares that ITI received as part of the consideration paid by SBS to ITI when SBS purchased its 33% indirect interest in TVN in July 2000.

-continued-

In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statements that ITI plans an initial public offering of its shares on the Warsaw Stock Exchange and that the offering and the transactions between SBS and ITI are expected to close in July 2002; the statement that these transactions will significantly improve our balance sheet and will put us in a strong position to pursue further strategic opportunities in our core business and to expand our station footprint in Europe.

These forward-looking statements include statements relating to the demand for ITI shares in Poland and elsewhere in Europe and anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; developments in the capital markets; and the ability of ITI to complete its initial public offering; the Polish television advertising markets or in ITI's business affecting its performance of its obligations described in this release; and our success at managing the risks that arise from these factors. A more detailed discussion of some of these risks is set forth in SBS's annual report on Form 20F for the year-ended December 31, 2001.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors:
Michael Smargiassi
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
smarg@braincomm.com

Press:
Glen Dickson
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
dickson@braincomm.com

Catriona Cockburn
Citigate Dewe Rogerson
Tel: +44 207 282 2924
Fax: +44 207 282 8040
catriona.cockburn@citigatedr.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2002

SBS BROADCASTING S.A.

By: ______________________
Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer